Exhibit 99.1

TeliaSonera Part of Major R&D-Initiative in Sweden

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 20, 2006—TeliaSonera (NASDAQ:TLSN) (HEX:TLS1V) (STO:TLSN) is participating together with other companies in VINNOVA's (The Swedish Governmental Agency for Innovation Systems) and the industry's multi billion initiative to develop research and innovation at a number of Swedish universities. TeliaSonera will specifically support two centres of competence, namely: the Centre for Sustainable Communication at the Royal College of Technology and the Mobile Life Centre at Stockholm University.

"As the leading Nordic telecom company it is very important for us to support research and development in this area. Our involvement will hopefully be a concrete contribution both to society and to our customers. The research work will provide us with valuable information for the usability and simplicity for our services in the future.", says Terje Christoffersen, Group Vice President of Marketing, Products & Services at TeliaSonera AB.

Within the R&D area of Sustainable Communication, TeliaSonera intends to generate knowledge about the long-term development of society and how communications can contribute to a reduction in the consumption of natural resources and the negative impact on the environment.

The Mobile Life-area is expected to generate valuable knowledge about the attitudes and usage of mobile services in a fully mobile society.

This cooperation with the VINNOVA competence centres at the Royal College of Technology and Stockholm University will be handled by the R&D unit at TeliaSonera which will participate in steering committees and research projects at each centre.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30